Exhibit 99.1

Exhibit 99.1

PRESS RELEASE

November 3, 2016

Eksportfinans’ third quarter 2016 financial results

The company is maintaining stable operations, good liquidity and a strong capital base.

Net interest income was NOK 194 million for the first three quarters of 2016, compared to NOK 299 million for the same period in 2015. The reduction was primarily due to the lower level of interest generating assets.

Profit, excluding unrealized gains and losses on financial instruments, amounted to NOK 200 million for the first nine months of 2016, compared to NOK 161 million for the corresponding period in 2015. The increase is mainly a result of two extraordinary events in the second quarter; gain on the sale of Eksportfinans’ office property and provisions made in connection with the judgment regarding the 108 agreement with the Ministry of Trade, Industry and Fisheries.

Comprehensive income according to IFRS was negative NOK 165 million for the first three quarters of 2016, compared to negative NOK 251 million for the corresponding period in 2015. The negative figures were primarily due to the reversal of previously unrealized gains on Eksportfinans’ own debt. This effect has decreased in 2016 due to lower remaining volumes of previously unrealized gains.

Total assets amounted to NOK 37 billion at September 30, 2016, compared to NOK 65 billion at December 31, 2015. The reduction was in line with expectations and is due to scheduled repayments of debt.

The core capital ratio was 50.0 percent at September 30, 2016, compared to 36.5 percent at December 31, 2015. At the end of the third quarter 2016 the company had liquidity reserves totaling NOK 10 billion.

Eksportfinans’ financial reports and other information are available on www.eksportfinans.no.

For further information, please contact:

President and CEO, Geir Bergvoll:

tel: +47 913 15 485

e-mail: gbv@eksportfinans.no

EVP Director of staff / communications, Elise Lindbæk:

tel: +47 905 18 250

e-mail: el@eksportfinans.no

EVP Chief Financial Officer, Geir Ove Olsen:

tel: +47 900 92 326

e-mail: goo@eksportfinans.no

Facts about Eksportfinans ASA

Eksportfinans manages a solid portfolio of loans to the Norwegian export industry and foreign buyers of Norwegian capital goods. The loans are guaranteed by GIEK (The Norwegian Guarantee Institute for Export Credits) and/or banks. The company also manages a substantial portfolio of international securities. The business is funded through bonds and commercial paper issued in the international capital markets. Eksportfinans was established in 1962 and is owned by banks operating in Norway and the Ministry of Trade, Industry and Fisheries on behalf of the Norwegian government. Entering 2016 total assets amounted to approximately NOK 65 billion. The company is staffed by highly skilled individuals and is located in Dronning Maud’s gate (Vika) in central Oslo.

For more information about Eksportfinans, please refer to www.eksportfinans.com

Forward-looking statements

Some of the information herein constitutes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements rely on a number of assumptions concerning future events. These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of Eksportfinans’ control, which may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. As a result, any forward-looking statements included herein should not be regarded as a representation that the plans, objectives, results or other actions discussed will be achieved. Please see the company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission for a discussion of certain factors that may cause actual results, performance or events to be materially different from those referred to herein. Eksportfinans disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.